Contact

www.linkedin.com/in/lisajoymyers (LinkedIn)
www.cozen.com (Other)

Top Skills

Litigation
Criminal Law
Appeals

Publications

The Talent: A Cozen Associate Reflects on a Year Spent in the Prosecutorial Trenches

Preserving the Best Interests of the World's Children: Implementing the Hague Treaty on Intercountry Adoption Through Public Private Partnerships

Getting Schooled: A Year Spent at the Philadelphia District Attorney's Office

Lisa Myers

Founder and CEO
Bainbridge Island, Washington, United States

Summary

Formerly a Litigator: Subrogation attorney handling losses arising out of fire, flooding, product defects; Courtroom experience as a prosecutor on behalf of the Commonwealth of Pennsylvania; Defense attorney on behalf of aviation and heavy machinery clients; Arbitrator for the Philadelphia Compulsory Arbitration Program.

Cozen O'Connor is pleased to announce the opening of its newest office — its 28th overall — in Vancouver, British Columbia. Joining Toronto as the firm's second location in Canada, the Vancouver office is a key part of the firm's continued western expansion and will be headed by litigator Lisa J. Myers, who will focus on matters involving subrogation, recovery, and commercial litigation.

Cozen O'Connor has been a leader in subrogation and recovery for 50 years, and remains the world's leading subrogation and recovery law firm. Its team of more than 100 attorneys represents the largest insurers and reinsurers in the United States, Canada, England, and other international venues.

Myers, who moves north from the firm's Seattle office, brings with her substantial experience in having handled major property damage subrogation claims involving a wide range of complex loss scenarios throughout the United States and Canada.

"Vancouver has such a vibrant and growing corporate community, I relish the opportunity to establish and grow Cozen O'Connor's presence here," Myers says. "Subrogation and commercial litigation is a major concern for the corporate community, especially in connection with the heavy industry that forms the backbone of the Canadian economy, particularly here out west."

In addition to litigating major civil cases as an attorney with Cozen O'Connor since 2009, Myers, who was born in Calgary, Alberta, also served as an assistant district attorney in Philadelphia. During that

time, she was recognized by both the press and the deputy district attorney for her aggressive prosecution of felony and misdemeanor crimes.

Experience

Ceres Chill

4 years 3 months

Chief Executive Officer
October 2018 - Present (4 years 3 months)
Seattle, Washington, United States

Founder and Creator
October 2018 - Present (4 years 3 months)
Greater Seattle Area

NO MORE WASTE!
Breastfeeding can be hard. Ceres Chill supports breastfeeding women with a cooling thermos system that keeps the precious milk you pump safe and stable until you get back to your baby or can put it in longer-term refrigeration.

WITH CERES CHILL...
Pump all of your milk directly into a Ceres Chill thermos while working or traveling.
No more 5-oz bottles that separate foremilk from hindmilk when you have a higher volume.
Work and travel independent of your baby with the confidence that all the milk you create is safe for your baby hours later.
Ceres Chill looks like any other thermos. No need for everyone to know you're lactating, pumping and transporting breastmilk.
Caretakers can use the thermos cap as a bottle to warm some milk to feed your baby while away from home and you.

Cozen O'Connor

Office Managing Partner
March 2009 - Present (13 years 10 months)

Philadelphia Arbitration Center

Arbitrator
2013 - 2015 (2 years)

Philadelphia District Attorney's Office
Assistant District Attorney, Northeast Bureau
October 2010 - August 2012 (1 year 11 months)

Camden County
Surrogate's Court Clerk
February 2008 - February 2009 (1 year 1 month)

Probate and Adoption Clerk

New Jersey Assembly Speaker Joseph Roberts
Legislative Aide
January 2004 - February 2008 (4 years 2 months)

Us Senator Patty Murray
Intern
2000 - 2001 (1 year)

Education

Rutgers University School of Law - Camden
JD · (2005 - 2009)

Rutgers University - Camden
MPA, Public Administration and Governance · (2006 - 2009)

Santa Clara University
BA, English, Political Science, French · (1996 - 2000)

Gonzaga Preparatory
· (1992 - 1996)